Moody National REIT I, Inc. 8-K

Exhibit 16.1

November 10, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of the Moody National REIT I, Inc. Form 8-K dated November 10, 2010, and have the following comments:

1.
 We agree with the statements made in Item 4.01(a) except we have no basis to agree or disagree with the statement “The decision to change the independent registered public accounting firm was approved by the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors.”

2.	We have no basis on which to agree or disagree with the statements made in Item 4.01(b).

Yours truly,

/s/ Deloitte & Touche LLP

Houston, Texas